O’Melveny & Myers LLP Yin Tai Centre, Office Tower 37th Floor No.2 Jianguomenwai Avenue Beijing 100022 People’s Republic of China	T: +86 10 6563 4200 F: +86 10 6563 4201 omm.com

July 27, 2023

CONFIDENTIAL

Ms. Jenn Do

Ms. Angela Connell

Mr. Jimmy McNamara

Ms. Laura Crotty

Division of Corporation Finance

Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adlai Nortye Ltd. CIK No. 0001944552 Response to the Staff’s Comment Letter Dated June 29, 2023

Dear Ms. Do, Ms. Connell, Mr. McNamara, and Ms. Crotty:

On behalf of our client, Adlai Nortye Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 29, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 22, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review. The changes reflected in the Revised Registration Statement include those made in response to the comments of the Staff set forth in the Staff’s letter of June 29, 2023.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form F-1

Conventions that apply to this prospectus, page 14

1.	We note your response to our prior comment 1 and the related revisions to the above referenced section of the prospectus. However, we reissue the comment as your disclosure continues to exclude Hong Kong and Macau from the discussion of legal and operational risks. Please revise your disclosure either here or elsewhere, as appropriate, to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to enhance its disclosure on Page 6 and Page 64 of the Revised Draft Registration Statement, as follows:

“The operational risks associated with being based in and having operations in China also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in China, the laws, regulations and discretion of the governmental authorities in China discussed in this prospectus are expected to apply to entities and businesses in mainland China, rather than to entities or businesses in Hong Kong and Macau which operate under different sets of laws from those of mainland China.”

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Management's Discussion and Analysis of Financial Condition and Results of Operations, page 93

Results of Operations, page 97

2.	Please revise to address herein in reasonably sufficient detail why Fair value (loss)/gain on financial liabilities at FVTPL is nil for the three months ended March 31, 2023 and 2022. In this regard, we note the balance of Financial liabilities at FVTPL in the March 31, 2023 balance sheet has not changed since December 31, 2022.

The Company respectfully submits that the fair value of FVTPL was influenced by the total equity value of the Group. The Group’s management expected that there would be no significant changes in the Group’s total equity value between December 31, 2021 and March 31, 2022, as well as between December 31, 2022, and March 31, 2023. This expectation was based on the following reasons:

a.	The Group did not engage in any significant investing and financing activities during the specified periods;
b.	No major milestones were reached in the Group’s drug development process during the specified periods; and
c.	There were no material changes in the Group’s business operations during the specified periods.

Considering this situation, the Group’s management analyzed and assessed that the fair value of FVTPL remained the same as of March 31, 2022 and 2023. Therefore, the fair value of FVTPL remained the same as of December 31, 2021 and 2022, and there were no fair value changes on financial liabilities at FVTPL during this period.

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If you have any questions regarding the Revised Registration Statement, please contact the undersigned at +86 13910939617 / +86 10 6563 4261 / kgeng@omm.com, Vincent Lin of O’Melveny & Myers LLP at +86 13601656082 / +86 21 2307 7068 / vlin@omm.com, or Howard Leung, partner at Mazars USA LLP, at (347) 831-1871 / howard.leung@mazarsusa.com. Mazars USA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures

cc:

Yang Lu, Director, Chief Executive Officer, Chairman of the Board of the Company

Lars Erik Birgerson, President, Chief Medical Officer of the Company

Wei Zhang, Chief Financial Officer of the Company

Ke Geng, Esq., Partner, O’Melveny & Myers LLP

Allen C. Wang, Esq., Partner, Latham & Watkins LLP

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